

August 6, 2009

Mr. Gregory B. Graves
Chief Financial Officer, Entegris, Inc.
3500 Lyman Boulevard
Chaska, MN 55318

Re: Entegris, Inc.
          Form 10-K for the year ended December 31, 2008
          Definitive Proxy Statement filed April 3, 2009
          Form 10-Q for the quarter ended March 28, 2009
          File No. 1-32598

Dear Mr. Graves:

        We have reviewed your response to our letter dated June 30, 2009 and have the following comment. We ask that you respond within ten business days.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies – Impairment of Goodwill and long-Lived Assets, page 38

1. We have read your response to our prior comment number three and appreciate your efforts to find ways to enhance the discussion of your long-lived assets impairment testing. We believe additional clarifying information is necessary for a reader's full understanding of your impairment analysis. Specifically, please address the following in future filings:

- Please quantify the material assumptions underlying your undiscounted cash flows and quantify the potential impact of changes in each material assumption by providing sensitivity analyses based on reasonably likely changes in those assumptions. In this regard, we note that all your asset groups had future undiscounted cash flows in excess of their carrying values by at least 40%. However, without a discussion of your underlying assumptions used to estimate your undiscounted cash flows, it would be difficult for readers of your financial statements to fully understand and evaluate your analysis.

- Your disclosures should address if and how your assumptions and/or methodologies used to evaluate goodwill in the current year changed since the prior year and should highlight the impact of any such changes. Also, you should disclose any other material and useful information that you gather and analyze regarding the risks of recoverability of your long-lived assets.

Exhibit 99.1, Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as Agent, dated March 2, 2009.

2. We note your response to comment 8 of our letter dated June 30, 2009. Please file the schedules and exhibits to the Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, dated March 2, 2009 and filed as Exhibit 99.1 to the Form 8-K filed on March 4, 2009. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission's confidential treatment process may result in a denial of an application.

Form 10-Q for the Quarter Ended June 27, 2009

Controls and Procedures, page 33

3. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met." In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jeanne Baker, Asst. Chief Accountant, at (202) 551-3691, Sherry Haywood, Attorney, at (202) 551-3345, Jay Ingram, Legal Branch Chief, at (202) 551-3397 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief